OMB APPROVAL
	OMB Number:	3235-0167
UNITED STATES	Expires:	May 31, 2021
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34691

Atlantic Power Corporation
(Exact name of registrant as specified in its charter)

3 Allied Drive, Suite 155, Dedham MA 02026	(617)977-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value, and the associated Rights to Purchase Common Shares; 6.00% Series E Convertible Unsecured Convertible Debentures due January 31, 2015
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	As to Common Shares, 1; as to Convertible Debentures, 21

Pursuant to the requirements of the Securities Exchange Act of 1934 Atlantic Power Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 27, 2021	By:	/s/ James J. Moore, Jr
		Name:	James J. Moore, Jr.
		Title:	President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.